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                               September 6, 2023

       Dean Huge
       Chief Executive Officer
       Innovation Beverage Group Ltd
       29 Anvil Road
       Seven Hills, NSW 2147
       Australia

                                                        Re: Innovation Beverage
Group Ltd
                                                            Amendment No. 17 to
Registration Statement on Form F-1
                                                            File No. 333-266965
                                                            Filed August 29,
2023

       Dear Dean Huge:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 17 to Registration Statement on Form F-1

       Exhibits

   1. Please have counsel revise the legal opinion filed as Exhibit 5.2 to address the legality of the unit itself. See
Section II.B.1 of Staff Legal Bulletin No. 19.
 Dean Huge
FirstName
Innovation LastNameDean
           Beverage GroupHuge
                          Ltd
Comapany 6,
September  NameInnovation
              2023        Beverage Group Ltd
September
Page 2     6, 2023 Page 2
FirstName LastName
       You may contact Beverly Singleton at 202-551-3328 or Hugh West at 202-551-3872 if
you have questions regarding comments on the financial statements and related matters. Please contact Evan Ewing at 202-551-5920 or Jay Ingram at 202-551-3397 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing